UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 28, 2008.

Exhibit 99.1

Golar LNG Q3 2008 Results

INTERIM REPORT: July - September 2008

Highlights

•	Golar reports net income of $51.7 million.
•	The FSRU Golar Spirit now on hire in Brazil.
•	Continued good progress being made in developing Floating LNG opportunities with PTTEP
•	Positive developments to secure role as equity participant and LNG buyer in LNG Ltd’s Gladstone LNG project.
•	Continued strong market inquiry for FSRUs.
•	Signed new $285 million revolving credit facility
•	Golar announces cash dividend of $0.25 per share

Results

Golar LNG Limited (“Golar”) reports net income of $51.7 million and operating income of $89.7 million for the three months ended September 30, 2008 (the “third quarter”). Net income has been positively impacted by the gain on sale of the Golar Frost of $78.1 million and negatively impacted by non-cash losses on mark-to-market swap valuations totalling $21.8 million.

Revenues in the third quarter were $58.1 million as compared to $52.5 million for the second quarter of 2008. Headline spot charter rates increased over the quarter and aggregate utilisation also increased from 78% last quarter to 83% this quarter. Voyage expenses, which largely relate to fuel costs associated with commercial waiting time and vessel positioning, have increased marginally from $10.4 million in the second quarter to $11.0 million for the third quarter, remaining high due to very high fuel costs as well as the level of positioning time. Third quarter average daily time charter equivalent rates (TCE’s) were $41,440 per day compared to $39,890 per day during the second quarter.

The vessels Methane Princess and the Granatina dry docked during the quarter, both dockings were completed as planned. No further dry dockings are scheduled for the remainder of this year. The Hilli and the Gandria have not been employed throughout the quarter and are not expected to have earnings during the fourth quarter. Measures remain in place to minimise operating costs on these vessels until chartering opportunities arise.

The Golar Spirit arrived at Pecem in Brazil on July 22 with a LNG cargo loaded and immediately went on hire. The vessel has now undergone a comprehensive programme of testing and commissioning prior to going into service. Final testing and commissioning will take place once Petrobras are ready to receive the vessel at the facility currently being refurbished at Pecem.

Vessel operating expenses were slightly lower at $14.6 million for the third quarter as compared to $15.8 million for the second quarter. Moving forward a stronger US dollar is likely to reduce operating and administrative expenses, some of which the Company incurs in currencies other than US dollars.

Net interest expense for the third quarter was $11.4 million, down from $12.8 million for the second quarter. The decrease in interest expense is driven by lower interest rates on floating rate debt and lower debt levels due to the repayment of the Golar Frost loan at the beginning of the quarter. Other financial items were a loss of $23.1 million in the third quarter compared to a gain of $19.5 million for the second quarter. This has primarily resulted from mark-to-market derivative valuation losses in respect of interest rate swaps, foreign currency swaps and equity swaps.

Currently approximately 74% of the Company’s debt and capital lease obligations are effectively swapped to a fixed rate. The Company’s current total debt and net capital lease obligations are approximately $1.1 billion. The total current cost of this debt based on the Company’s swap rates, 3 month Libor and average margin’s is approximately 4.75%.

Net income per share for the third quarter was $0.77 as compared to a $0.17 per share for the second quarter.

Based on results for the quarter end ended September 30, 2008, and taking into consideration expectations for the next 12 months, the Board has again declared a dividend of $0.25 per share for the quarter. The Board has declared dividends in 2008 up to and including this dividend totalling $0.75 per share and is targeting to continue with a $0.25 per share per quarterly dividend in the long-term. This could potentially change however depending upon market conditions, capital requirements and financing.

The Company now only has unfinanced capital commitments in respect of the Golar Freeze which amount to approximately $80 million. The current level of debt associated with the Golar Freeze is approximately $30 million and its charter as an FSRU will generate total revenues over 10 years of around $450 million. The Board therefore expects to be able to refinance the Golar Freeze and improve the company’s liquidity position even in today’s difficult market conditions.

The record date for the dividend is December 5, 2008, ex dividend date is December 3, 2008 and the dividend will be paid on or about December 19, 2008.

Corporate and Other Matters

Golar Winter arrived at Keppel ship yard in Singapore on September 29 to commence Golar’s second FSRU conversion project. The FSRU is scheduled to deliver to Petrobras in Guanabara Bay, Rio de Janiero during Q2 2009. All equipment orders necessary for the conversion have been placed. Additionally the fabrication of the regasification skid for this vessel has been completed in Norway by Hamworthy and will arrive in Singapore shortly. Other works associated with the conversion are progressing on schedule.

As previously reported the sale of Golar Frost to the OLT Offshore (“OLT-O”) joint venture (Livorno FSRU project controlled by E.ON and Iride) was completed early in the quarter on July 2 with the vessel immediately chartered back to Golar on a bare boat basis. The vessel was in turn chartered out on a 140 day time charter. The vessel traded profitably throughout the quarter. In connection with the acquisition of the vessel additional equity was paid into OLT-O; however, Golar did not participate in this equity offering and as a result Golar’s shareholding has been diluted to 2.7%.

The new-build in-charter, LNG Ebisu, was delivered from BP toward the end of the quarter and was in turn immediately chartered out to the North West Shelf project at a profitable rate for a period up until mid-2009. LNG Ebisu will maintain Golar’s presence in the short term market with Golar Winter now no longer available to the short term market.

Performance of company vessels trading in the spot market was mixed. Rates steadily improved over the quarter as new production came on stream and movement of cargoes to the east started earlier than experienced in previous years. However this pleasing development was offset to some extent due to idle periods experienced by Grandis and Granosa, which are both chartered on variable rate contracts by Shell. The Company has initiated constructive discussions with Shell in order to try to improve the performance of these contracts.

Golar’s bid with partner Bluewater for the offshore LNG FSRU opportunity with South Africa's national oil company, PetroSA, has not been successful. Whilst the current status of the PetroSA tender is disappointing there remains a strong interest from many regions of the globe, particularly from the developing world where energy growth is strong, for employment of FSRU’s as a means to gain rapid access to LNG. The company’s recent FSRU projects have clearly demonstrated the superior returns generated by these conversion projects and it continues to aggressively pursue several emerging opportunities and thereby enhance shareholder returns.

The Company is pleased with the progress made by LNG Ltd with the development of the Gladstone LNG project. Golar has sought to secure a role in the project as a foundation joint venture equity participant and the LNG buyer in competition with other interested parties. It is expected that a decision will be taken on these matters in the near future. The Gladstone LNG project, based on Coal Bed Methane from the coal fields in the north east of Australia, is the first of several LNG supply projects currently being developed by many of the major LNG industry participants.

During the quarter the Company entered into an equity swap with regard to 13 million shares (approximately 1.9%) in Arrow Energy Limited, the proposed gas supplier to LNG Ltd’s Gladstone LNG project. As at November 21, with the share piece at AUD2.1 per share, the mark-to-market loss was approximately USD10.5 million. The realisation of the Gladstone LNG project is likely to have a positive impact on Arrow’s valuation.

The company has made good progress, working in partnership with PTTEP, in developing Floating LNG projects. In line with our stated “field first” strategy, work has been heavily focussed on identifying suitable stranded off shore gas fields whilst work continues in parallel on developing our technical capability in this exciting new area of opportunity.

The company has recently signed and drawn-down on a new $285 million revolving credit facility. The facility refinanced the existing debt in respect of the Methane Princess and the Golar Spirit and provides additional financing of approximately $80 million. Golar’s ability to complete this financing during the current turmoil in the debt markets demonstrates the continued good standing the Company has with its banks.

Market

The approach of winter, a Far Eastern fuel switch to liquid products due to the falling oil price and LNG storage capacity reaching its limit in Japan and Korea have brought a renewed focus to Atlantic

Basin markets. Asian LNG prices take their cue from crude oil prices, with crude oil prices now sharply falling, term LNG prices will likely follow but with a 3 to 12 month lag. This reduction in LNG price makes it less attractive for LNG producers in the Atlantic Basin to divert cargoes east. In India there exists the flexibility for buyers to switch from LNG to naphtha and with the falling oil price LNG is being priced out of this market. In stark contrast to recent times the reduction in LNG demand is taking place just as several large new LNG producers intend to bring on new capacity.

Spot LNG sellers nevertheless remain bullish in their price expectations despite weak bids and a reduced appetite for spot LNG cargoes in Asia. However with price expectations currently around UK NBP +$2.00 to $3.00/MMBtu it is difficult to see where positive margins can be made by buyers in either Atlantic or Pacific spot markets. Nonetheless we anticipate current market dynamics to result in “surplus LNG” finding a home in the US and over time help develop new markets for LNG.

The long term outlook for energy supply projects and in particular for LNG still remains strong. In the International Energy Agency’s (IEA) recently published World Energy Outlook they state “the immediate risk to (energy) supply is not one of lack of global resources, but rather lack of investment”. Recent events in the capital markets have the potential to delay projects currently being developed but we do not anticipate an adverse affect on investment in energy projects over the longer term. The IEA projects in the period from 2007 to 2030 that gas production needs to increase from approximately 3000 Bcm to 4500 Bcm at a cost of $5.5 trillion. LNG will play an increasingly important role in this growth in gas over this period.

By the end of 2009, approximately 62 MTPA of new liquefaction capacity will have been commissioned which should significantly loosen the current tight LNG market. On the demand side, there are at least 3 new importers which will be importing an additional 0.7 – 0.9 bcf/d in summer 2009. What is less clear is the potential for further delays as each of these projects moves into the final phases of construction and start commissioning which may cause a temporary over-supply of vessels trading in the short term market. However, overall it is expected that these developments should have a positive impact on the forward market for short term LNG shipping.

The world LNG tanker fleet stood at 288 by the end of September with the order book for new vessels now standing at 110 with 3 small older vessels reported to have been scrapped this year.

The interest in floating midstream (liquefaction and regasification) solutions by all industry participants continues to be strong with a healthy level of enquiry in FSRU, SRV and FLNG opportunities being experienced by Golar and others looking to position themselves in this sector.

Outlook

The LNG shipping spot market has suffered from a lack of LNG production due to project delays but the Board believes that the long-term outlook for LNG demand in global markets remains strong and that production capacity will continue to grow. Currently however, although spot market rates have improved in the fourth quarter to an average of approximately $52,000 per day returns are still unsatisfactory given the capital invested in the Company’s spot market vessels.

Given the current state and volatility of global financial markets the Company’s plans to restructure Golar LNG with the separation of long term charters from other business opportunities are currently on hold.

Whilst Golar has had some disappointment with the current LNG carrier spot market the Board is very encouraged with the development of both the FSRU and FLNG parts of the business and believes that the company is well positioned to take advantage of opportunities in both in a growing LNG market.

Golar Winter will be undergoing conversion throughout the fourth quarter, however Golar Spirit will be on hire to Petrobras and together with anticipated improved utilization of the Company’s spot market vessels this should lead to improved operating results (before gain on sale of assets) in the fourth quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

November 25, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

GOLAR LNG LIMITED THIRD QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	2008	2007	2008	2007	2007
	July -Sept	July -Sept	Jan - Sept	Jan- Sept	Jan - Dec
(in thousands of $)	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	58,058	54,265	169,300	165,127	224,674
Gain on sale of new building/vessel	78,108	-	78,108	41,088	41,088
Vessel operating expenses	14,581	12,501	45,865	39,329	52,986
Voyage expenses	10,978	2,797	22,884	9,516	10,763
Administrative expenses	4,739	5,001	13,710	14,010	18,645
Depreciation and amortisation	16,201	15,116	46,573	44,845	60,163
Gain on sale of long lived asset	-	-	(226)	-	-
Impairment of long-lived assets	-	-	64	2,345	2,345
Total operating expenses	46,499	35,415	128,870	110,045	144,902
Operating income	89,667	18,850	118,538	96,170	120,860

Gain on sale of available-for-sale securities	-	-	-	46,276	46,276
Financial income (expenses)
Interest income	10,892	14,577	35,614	40,369	54,906
Interest expense	(22,302)	(28,845)	(74,369)	(84,293)	(112,336)
Other financial items	(23,107)	(13,514)	(25,056)	(108)	(8,162)
Income/(Loss) before taxes and minority interest	55,150	(8,932)	54,727	98,414	101,544
Minority interest	(1,710)	(889)	(5,094)	(4,817)	(6,547)
Taxes	(681)	832	(556)	419	299
Equity in net earnings of investee's	(1,055)	205	(1,344)	13,736	13,640
Gain on sale of investee	-	-	-	27,268	27,268
Net (loss)/income	51,704	(8,784)	47,733	135,020	136,204

Basic earnings per share ($)	$0.77	($0.14)	$0.71	$2.07	$2.09

BALANCE SHEET	2008	2007	2007
(in thousands of $)	Sept 30	Sept 30	Dec-31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	88,905	127,296	185,739
Restricted cash and short-term investments	67,766	60,938	52,106
Other current assets	31,430	30,156	31,764
Amounts due from related parties	438	817	712
Long-term
Restricted cash	677,767	807,737	792,038
Equity in net assets of non-consolidated investee	39,092	12,616	14,023
Vessels and equipment, net	1,501,380	1,435,079	1,448,576
Other long-term assets	91,722	61,398	48,652
Total assets	2,498,500	2,536,037	2,573,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	77,934	75,760	80,037
Current portion of capital lease obligations	5,609	5,581	5,678
Other current liabilities	96,323	47,722	60,318
Amounts due to related parties	166	130	176
Long-term
Long-term debt	706,055	761,488	735,629
Long-term capital lease obligations	942,011	1,047,596	1,024,086
Other long-term liabilities	75,434	83,692	78,171
Minority interest	42,076	37,253	36,983
Stockholders’ equity	552,892	476,815	552,532
Total liabilities and stockholders’ equity	2,498,500	2,536,037	2,573,610

STATEMENT OF CASH FLOWS	2008	2007	2008	2007	2007
(in thousands of $)	Jul–Sept	Jul–Sept	Jan–Sept	Jan–Sept	Jan–Dec
	unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net income / (loss)	51,704	(8,784)	47,733	135,020	136,204
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortisation	16,201	15,116	46,573	44,826	60,163
Gain on sale of vessels/newbuildings	(78,108)	-	(78,108)	(41,088)	(41,088)
Amortisation of deferred charges	296	(121)	966	744	1,072
Gain on sale of long lived asset	-	-	(226)	-	-
Income attributable to minority interests	1,710	889	5,093	4,817	6,547
Gain on sale of available for sale securities	-	-	-	(46,276)	(46,276)
Gain on sale of investee	-	-	-	(27,268)	(27,268)
Undistributed net earnings of non-consolidated investee	1,055	(205)	1,343	(12,517)	(12,422)
Drydocking expenditure	(7,648)	(970)	(19,598)	(14,625)	(14,694)
Stock-based compensation	366	2,705	1,957	4,996	5,962
Change in market value of equity, interest rate and currency derivatives	36,326	9,493	37,912	(8,006)	3,430
Interest element included in capital lease obligations	437	628	1,500	2,536	3,163
Unrealised foreign exchange loss / (gain)	(14,347)	3,084	(14,799)	6,210	2,309
Impairment of long-lived assets	-	-	64	-	(2,345)
Change in operating assets and liabilities	(19,527)	(5,739)	918	(10,210)	(1,702)
Net cash provided by operating activities	(11,535)	16,096	31,328	39,159	73,055

INVESTING ACTIVITIES
Additions to newbuildings	-	-	-	(1,103)	(1,103)
Additions to vessels and equipment	(33,548)	(16,329)	(279,719)	(23,254)	(47,041)
Proceeds from disposal of long lived assets	231,344	-	233,244	-	-
Proceeds from disposal of new buildings	-	-	-	92,618	92,618
Long-term restricted cash	11,123	410	49,484	3,429	211
Additions to unlisted investments	(22,666)	-	(25,729)	-	-
Purchase of marketable securities	-	-	(2,372)	-	-
Proceeds from disposal of marketable securities	165	-	165	171,595	171,595
Short-term restricted cash and investments	(12,898)	(8,676)	(15,660)	(8,651)	181
Proceeds from termination of equity swap	(538)	-	(538)	7,974	7,974
Net cash used in investing activities	172,982	(24,595)	(41,125)	242,608	224,435

FINANCING ACTIVITIES
Proceeds from long-term debt	-	120,000	120,000	120,000	120,000
Repayments of long-term capital lease obligation	(1,563)	(1,203)	(4,057)	(3,548)	(4,770)
Repayments of long-term debt	(109,570)	(122,357)	(151,677)	(159,110)	(180,693)
Financing costs paid	-	(160)	(1,693)	(160)	(168)
Cash dividends paid	(33,633)	(80,110)	(50,529)	(145,772)	(145,772)
Dividends paid to minority shareholders	-	-	-	-	(2,000)
Proceeds from the disposal of/receipt of dividends on treasury shares	169	-	919	-	-
Payments to repurchase equity	-	-	-	(22,823)	(31,024)
Proceeds from issuance of equity	-	-	-	326	76,060
Net cash provided by financing activities	(144,597)	(83,830)	(87,037)	(211,087)	(168,367)

Net (decrease) / increase in cash and cash equivalents	16,850	(92,329)	(96,834)	70,680	129,123
Cash and cash equivalents at beginning of period	72,055	219,625	185,739	56,616	56,616
Cash and cash equivalents at end of period	88,905	127,296	88,905	127,296	185,739

Notes
1.	The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2.	The number of shares outstanding as of September 30, 2008 was 67,226,866 (June 30, 2008: 67,226,866). The weighted average number of shares outstanding (net of 350,000 treasury shares) for the third quarter and for the nine months to September 30, 2008 were 67,226,866 and 67,209,895 respectively, and was 65,282,637 for the twelve months ended December 31, 2007.
3.	The comparative financial information for 2007 reflects adjustments from the Company’s previously reported results for the nine months to September 30, 2008 and year ended 31 December 2007 which relate to the Company’s equity in net earnings of Korea Line Corporation, Liquified Natural Gas Limited and OLT Offshore Toscana S.p.A. The adjustments increase reported net income for the nine months ended 30 September 2007 by $1m and increase reported net income for the year ended 31 December 2007 by $0.6m.
4.	The financial information for the year ended December 31, 2007 has been extracted from the Company’s audited financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 28, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer